

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Zach Bair
Chairman and Chief Executive Officer
VNUE, Inc.
104 West 29th St. 11th Floor
New York, NY 10001

      Re: VNUE, Inc.
          Registration Statement on Form S-1
          Filed June 23, 2021
          File No. 333-257314

Dear Mr. Bair:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-2365 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services